# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClearThink 1 Acquisition Corp., CIK 0002094073
CUSIP: G2294A127
Title of class of securities: Units, each consisting of one Class A Ordinary Share and one Right to receive one-fifth (1/5) of one Class A Ordinary Share
Address of issuer's principal executive offices: 150 E. Palmetto Park Road, Suite 202, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (6.39% of the class)

## Item 1. Issuer
Name of issuer: ClearThink 1 Acquisition Corp.
Address of issuer's principal executive offices: 150 E. Palmetto Park Road, Suite 202, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C.
Address of principal business office or, if none, residence: One Greenwich Plaza, Suite 300, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
800,000

The Reporting Person may be deemed the beneficial owner of 800,000 Units, each consisting of one Class A Ordinary Share and one Right to receive one-fifth of one Class A Ordinary Share, which is approximately 6.39% of the outstanding shares. This percentage was determined by dividing 800,000 by 12,515,000, which is the number of shares outstanding as of March 30, 2026, as reported in the Issuer's 10-K filed with the SEC on March 31, 2026.
Percent of class: 6.39%
Sole power to vote or to direct the vote: 800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 800,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (05/14/2026)